James F. Fulton T: +1 650 843 5103 jfulton@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

August 8, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mark P. Shuman
Jan Woo

RE:	Dialogic Inc.
Registration Statement on Form S-3
File No. 333-181717

Dear Ms. Woo and Mr. Shuman:

On behalf of our client, Dialogic Inc. (“Dialogic”), we are electronically transmitting this letter in response to the letter from the Securities and Exchange Commission (the “Commission”) dated August 2, 2012 (the “Comment Letter”), setting forth the comments of the Commission’s staff (the “Staff”) regarding Dialogic’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (File No. 333-181717), filed with the on July 12, 2012 (as amended, the “Registration Statement”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Prospectus Cover Page

1. We note your revised disclosure in response to prior comment 1 but it appears that you should further revise the subheading of the prospectus cover page to indicate that only 5,399,331 shares out of the total 57,971,766 shares that you are offering are currently acquirable by purchasers until and unless shareholders vote for the exercise of the warrants or conversion of the notes at the 2012 Annual Meeting of Stockholders on August 8, 2012. Please revise accordingly.

Response:

The Company respectfully advises the Staff that at the Company’s 2012 Annual Meeting of Stockholders held on August 8, 2012, the Company’s stockholders have approved the issuance of the stock on the exercise of the warrants and the conversion of the notes. Therefore, all 57,971,766 shares are currently acquirable by the purchasers.

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FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

August 8, 2012

Page Two

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5103.

Sincerely,

/s/ James F. Fulton
James F. Fulton

cc:	Anthony Housefather, Dialogic Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM